BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025-7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL
(650) 473-2630

WRITER’S E-MAIL ADDRESS
pku@omm.com

August 13, 2014

Confidential

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C.  20549

Attention:  Susan Block, Attorney Advisor

Re:                                                                                    eHi Car Services Limited

Draft Registration Statement on Form F-1

Initially Submitted on June 30, 2014

CIK No. 0001517492

Dear Ms. Block:

On behalf of eHi Car Services Limited, an exempted company registered in the Cayman Islands (the “Company”), this letter is being sent in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 25, 2014 regarding the above-referenced Form F-1 (the “Registration Statement”), a draft of which was submitted on a confidential basis to the Commission. The Company is submitting herewith a revised draft Registration Statement on a confidential basis in accordance with Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”) and confirms that it continues to qualify as an “emerging growth company” as defined in the Securities Act.

Set forth below are the Registrant’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments is set out immediately preceding the corresponding response. All references in the responses to pages and captioned sections are to the revised draft Registration Statement submitted herewith.

In addition to revising the disclosure in response to the Staff’s comments, the Company has, among other things, included (i) unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2013 and 2014 and as of March 31, 2014 and related disclosure, and (ii) selected financial and operating data of the Company for the nine quarters ended March 31, 2014 and related disclosure in the revised draft Registration Statement.

General

1.                                      Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Staff’s comment is duly noted. The Company confirms that it will provide copies of any graphical materials, artwork and accompanying captions or include them in the subsequent amendments to its Form F-1 for the Staff’s review as soon as such materials become available and prior to printing and distribution of the preliminary prospectus.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of such written communication.

The Company further confirms that to the knowledge of the Company, no broker or dealer that is participating or will participate in the proposed offering has published or distributed any research report about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. If any such research report is published or distributed by the broker or dealer that is participating or will participate in the proposed offering in the future, the Company will provide the Staff with a copy of such research report promptly.

3.                                      Please be advised that you are required to update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form 20-F, as necessary.

The Company respectfully advises the Staff that it has followed the guidance outlined in Item 8.A to Form 20-F in preparation of the draft Registration Statement and that all required financial statements and related disclosures have been provided in the draft Registration Statement. The Company has, among other things, included unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2013 and 2014 and as of March 31, 2014 and related disclosure in the revised draft Registration Statement. The Company respectfully submits that it will continue to update the financial statements and related disclosures in the draft Registration Statement in compliance with Item 8.A to Form 20-F, as appropriate.

4.                                      Please include a currently dated consent of the independent registered public accounting firm upon publicly filing your registration statement.

The Company respectfully submits that it will include a currently dated consent of the independent registered public accounting firm upon publicly filing of the Registration Statement.

Prospectus Summary, page 1

5.                                      Please revise to eliminate qualitative marketing-type terminology that is not susceptible to objective measurement, such as “efficient fleet management,” “innovative culture,” “high-quality services,” “a pioneer in utilizing mobile and Internet platforms,” “best-known travel brands,” “superior customer experience” and “visionary… management team,” as such terms do not assist investors in understanding your business. Please also revise the Business section on page 103 accordingly.

In response to the Staff’s comments, the Company has revised the disclosures on pages 1, 2, 3, 22, 78, 114, 115, 116, 117, 118 and 127 to remove the terms “a pioneer in utilizing mobile and Internet platforms,” “best-known travel brands,” “superior customer experience” and “visionary… management team,” or replace them with descriptive terms that the Company can substantiate.

The Company respectfully advises the Staff that it believes its “efficient fleet management” can be substantiated by objective measurement. As disclosed on page 1, the Company’s fleet size increased from 7,717 to 13,407 from January 1, 2012 to March 31, 2014, while it generally maintained a car rental fleet utilization rate of over 70% during the same period, and according to Frost & Sullivan, the Company had the highest fleet utilization rate among the top five car rental companies in China in 2013. Therefore, the Company has retained the term “efficient fleet management” in the revised draft Registration Statement.

Furthermore, the Company believes the services it provides are “innovative” and of “high-quality”, which have been recognized by a number of awards issued by various independent third party organizations, including the “Annual Innovative Brand Award”

from Asia-Pacific Economic Cooperation in 2012, the “Innovative Award for China Transportation Enterprise under the 11th Five-Year Plan” from China Association of Communication Enterprise Management in 2011, the “Product of the Year 2011 Award” by Auto Magazine in 2011 and the “Top Ten Services Providers in Chinese Auto Industry Award” by Sohu.com in 2010. These awards were based on surveys of large population of users and demonstrate the recognition of the Company’s services. In addition, as disclosed on page 116 of the “Business” section, the Company believes it was the first car rental service provider in China to introduce dedicated mobile applications for customers to make reservations, and also one of the first car service providers in China to add alternative energy vehicles to the fleet, all of which can substantiate that the services it provides are “innovative”. Therefore, the Company has retained the term “high-quality services”, and replaced the term “innovative culture” with “innovative services” in the revised draft Registration Statement.

Overview, page 1

6.                                      We note the first sentence highlights your industry position. Please balance that disclosure in the introductory paragraph by also indicating your actual percentage of market share by revenue, or by indicating that the top 3 players in the industry, including yourself, account in the aggregate for 10.7% of the market share by revenues, as you disclose later in the summary.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1, 72 and 114.

7.                                      In the second paragraph, please remove the reference to being able to differentiate yourself from your competitors unless you are able to substantiate to us these claims.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1 and 114 to clarify how it can be differentiated from its competitors.

The Company respectfully advises the Staff that the facts listed in the bullet points on pages 1 and 114, individually and combined, differentiate the Company from its competitors. Specifically, as disclosed on pages 1 and 114, according to Frost & Sullivan, the Company had (i) the broadest geographical coverage among all car rentals and car services providers in China as measured by the number of cities in which services are provided directly as of March 31, 2014, (ii) the highest fleet utilization rate among the top five car rental companies in China in 2013, (iii) one of the most-recognized brands in China’s car rental and car service industry, and (iv) the No. 1 position in China’s car service market and the No. 2 position in China’s car rental market in terms of market share by revenues in 2013, and a business model to provide one-stop comprehensive services and cross-sell to different target customers. In addition, the Company believes it was the first car rental service provider in China to introduce dedicated mobile applications for customers to make reservations. Based on the above facts, the Company believes the referenced disclosure can be substantiated.

8.                                      Please refer to the last paragraph. We note your disclosure that your “business has grown substantially in recent years” and that between 2012 and 2013 your total net revenues experienced a “growth rate of 25.8%.” Please revise to include balancing language that there is no guarantee your business will grow at comparable rates in the future.

In response to the Staff’s comment, the Company has removed the referenced disclosure that “our business has grown substantially in recent years” on pages 2, 72 and 115, and added the risk related to its ability to sustain growth rates and manage expansion plan on page 4.

The Company respectfully advises the Staff that the presentation of net revenues as well as net losses and non-GAAP numbers disclosed on page 2 is a balanced summary of the Company’s historical financial statements. On page 4 of the “Prospectus Summary” section, page 19 of the “Risk Factors” section and page 54 of the “Special Note Regarding Forward-Looking Statements” section, the Company has also disclosed prominently that it may not be able to sustain historical growth rates in future periods and investors should not rely on the Company’s historical growth rates as an indication of the Company’s future performance. The Company believes that the disclosure in the Registration Statement should be viewed and considered in its entirety, and the revised disclosure in the “Prospectus Summary” section, the “Risk Factors” section and the “Special Note Regarding Forward-Looking Statements” section sufficiently balances the description regarding historical growth rates.

Our industry, page 2

9.                                      We note your disclosure regarding past and projected growth rates related to the car rental and car services markets in China. To the extent industry statistics are disclosed which include past growth rates or projections as to future growth rates, please revise to include appropriate balancing language that there is no guarantee that comparable growth rates or projected future growth rates will be achieved.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 105. As stated in the Company’s response to Comment 8 above, the Company believes that the disclosure in the Registration Statement should be viewed and considered in its entirety, and the revised disclosure on page 54 in the “Special Note Regarding Forward-Looking Statements” section and on page 105 in the “Industry” section sufficiently balances the description regarding past and projected growth rates related to the car rental and car service industry in China.

Our competitive strengths, page 3

10.                               We note your disclosure that your management team has “strong shareholder endorsement.” Please provide us with objective substantiation for this statement and clarify what you mean by that statement or, alternatively, delete.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 3 and 118.

Our corporate history and structure, page 4

11.                               Please consider adding an ownership structure chart with graphics and narrative disclosure to illustrate the company’s ownership structure upon consummation of the offering. The chart should illustrate the company’s post-offering ownership structure including the relative ownership of your ADSs/common stock and the associated voting rights between existing shareholders and public shareholders.

In response to the Staff’s comment, the Company has revised the chart on pages 5 and 66 to illustrate its anticipated shareholding and principal corporate structure immediately after the completion of the proposed offering.

12.                               We note your disclosure in the first full risk factor on page 47 that, after the offering, your executive officers, directors, principal shareholders and their affiliates will be able to exert substantial influence over matters requiring shareholder approval. Please revise this section to disclose such shareholders’ post-offering control of the company. Please discuss such shareholders’ percentage ownership post-offering and any governance arrangements, such as any investors’ rights agreement, in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

The Company respectfully advises the Staff that its executive officers, directors or principal shareholders are not expected to have substantial influence over matters requiring shareholder approval after this offering. As of the date of this response letter, the Company’s founder, chairman and chief executive officer Mr. Ray Ruiping Zhang owns 9.5%, and the other executive officers in aggregate own less than 1%, of the Company’s total outstanding shares. The Company has a diverse and balanced shareholder base. The shareholding percentage of the five largest shareholders ranges from 10.8% to 23.1% as of the date of this response letter. In addition, pursuant to the investors’ rights agreement, principal shareholders’ rights to nominate directors will terminate upon completion of the proposed offering. Therefore, the Company has removed the referenced risk factor on page 49 and revised the disclosure on page 154.

Risk Factors, page 15

Our failure to raise sufficient capital to fund and expand our operations, page 18

13.                              Please revise to quantify, to the extent known, the amount of additional capital needed to implement your expansion strategy.

In response to the Staff’s comment, the Company has included the amounts of its historical capital expenditures in 2012, 2013 and the three months ended March 31, 2014 on page 20 for the investors’ reference. The Company respectfully advises the Staff that the amount of additional capital required to implement its expansion strategy in the future is subject to the then market conditions and customer demand, which vary from time to time and are subject to changes. The management continually evaluates market conditions and customer demand. However, the management believes it is not meaningful for investors to quantify future capital requirement without any degree of certainty.

Failure in obtaining all of the requisite permits, page 33

14.                               Please refer to the fifth paragraph. We note that Mr. Zhang has agreed to indemnify the company for any penalties imposed on the company for its failure to obtain all the licenses, permits, registrations and certificates necessary for the company to conduct its business. Please advise, with a view towards revised disclosure, any limitations upon this indemnification obligation. For example, please advise whether the indemnification obligation is limited with respect to time, monetary caps, etc.

The Company respectfully submits that, pursuant to the share purchase agreements dated August 26, 2010 and March 26, 2012, respectively, the indemnification obligations of Mr. Ray Ruiping Zhang do not have any monetary cap. The Company and relevant parties to these agreements had agreed to amend the indemnity provisions under the original share purchase agreements, pursuant to which Mr. Zhang’s indemnification obligations will terminate upon completion of the proposed offering or a liquidation event as defined in the Company’s current articles of association. In response to the Staff’s comment, the Company has revised the disclosure on page 36.

15.                               Please also file the 2010 Share Purchase agreement referred to in this risk factor or advise.

The Company respectfully advises the Staff that the share purchase agreement dated August 26, 2010, or the Series C Share Purchase Agreement, does not contain any major shareholder rights that will survive the proposed offering, except for those have been included in the investors’ rights agreement which has been filed as Exhibit 4.4 to the Registration Statement. In addition, the Series C Share Purchase Agreement was entered into more than two years before this submission, and the Company believes it is not a material contract for exhibit filing purpose pursuant to Item 601(b)(10) of Regulation S-K. Based on the similar reason, the Company has also removed the original Exhibit 4.5, which was the Series D Share Purchase Agreement dated March 26, 2012, from the exhibit filing.

16.                               Please revise to quantify, to the extent known or practicable, the potential penalties that the company could face due to its failure to have obtained or fully complied with the regulatory requirements discussed in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 36.

We may be subject to additional tax payments, page 38

17.                               Please define the term “VAT” prior to its first use.

In response to the Staff’s comment, the Company has revised the disclosure on page 40.

We and our investors might face uncertainty with respect to indirect transfers, page 40

18.                               Please advise, with a view towards revised disclosure, whether you have any updates regarding the application of Circular 698 to your non-PRC investors. To the extent known, please revise to clarify whether or not investors will be subject to taxation under Circular 698 or advise. In this regard, we note that the last sentence of this risk factor is vague regarding the potential tax consequences to such investors.

The Company respectfully advises the Staff that it is not aware of any updates regarding the application of Circular 698 to its non-PRC investors. In response to the Staff’s comment, the Company has revised the disclosure on page 43.

Our current employment practices may be restricted under the Labor Contract Law, page 44

19.                               We note that it appears that the Labor Contract Law has been in effect for a number of years. Please advise, with a view towards revised disclosure, if your current employment policies and practices comply with the Labor Contract Law and its implementing rules. To the extent of any material non-compliance, please identify and discuss so investors can appreciate the disclosed risk.

In response to the Staff’s comment, the Company has revised the disclosure on page 46.

Our corporate actions are substantially controlled by our executive officers, page 47

20.                               We note that pursuant to an investors’ rights agreement your principal shareholders have the right to nominate all of your directors. Please revise this risk factor to disclose this fact and discuss any associated risks in greater detail.

The Company respectfully advises the Staff that, pursuant to the investors’ right agreement, principal shareholders’ rights to nominate directors will terminate upon completion of the proposed offering. Therefore, the Company has removed the referenced risk factor on page 49 and revised the disclosure on page 154.

Business, page 103

21.                               Please revise to eliminate qualitative marketing-type terminology that is not susceptible to objective measurement, such as “superior user experience,” “extensive industry experience” and “seasoned management team,” as such terms do not assist investors in understanding your business.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 22, 78, 116, 117 and 118 to remove the terms “superior user experience” and “seasoned management team,” or replace them with descriptive terms that the Company can substantiate.

The Company respectfully advises the Staff that it believes the term “extensive industry experience” can be substantiated. As disclosed in the “Management” section, the Company’s founder, chairman and chief executive office Mr. Ray Ruiping Zhang has over 20 years of experience in vehicle dispatching and fleet management system integration and implementation, and he was a co-founder and the chief executive officer of Aleph, Inc. in Berkeley, California, which is a leading supplier of vehicle dispatching and scheduling system in the United States. The Company’s director and executive vice president of sales and marketing Dr. Leo Lihong Cai has more than 15 years of experience in marketing and IT industry and over six years of experience in car rental and car service industry. Therefore, the Company has retained the term “extensive industry experience” in the revised draft Registration Statement.

Visionary and experienced management team, with strong shareholder endorsement, page 107

22.                               Please delete the last two sentences. Marketing language that cannot be objectively substantiated should be removed. Please also revise the section heading as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on page 118.

Our nationwide service network, page 110

23.                               Please make the chart included on page 111 large enough to be legible.

In response to the Staff’s comment, the Company has revised the chart on page 123.

Strategic cooperation, page 114

Enterprise, page 114

24.                               Please file a copy of the global affiliation agreement with Enterprise China as a material contract. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In this regard, please also file as material contracts any other agreements with Crawford.

In response to the Staff’s comment, the Company has included the global affiliation agreement with Enterprise China as Exhibit 10.4. The Company respectfully advises the Staff that it is requesting confidential treatment for certain confidential portions of the global affiliation agreement with Enterprise China and these confidential portions will be filed separately with the Commission pursuant to Rule 406 under the Securities Act.

The Company respectfully advises the Staff that, in connection with the issuance of Series D preferred shares, the Company issued two warrants to Crawford, one is for the purchase of up to 1,500,000 common shares before March 28, 2014, which has been forfeited by Crawford, and the other is for the purchase of up to 1,500,000 common shares before March 28, 2016, which is still outstanding and has been filed as Exhibit 10.5 by the Company.

Except for the above, the Company confirms that there are no other agreements between the Company and Crawford.

Ctrip, page 115

25.                               Please advise, with a view towards the filing of any agreement, whether this partnership arrangement is memorialized in any written agreement.

The Company respectfully advises the Staff that, as of the date of this response letter, there is no written partnership arrangement between the Company and Ctrip.

Management, page 136

Directors and executive officers, page 136

26.                               It appears that a number of your directors have certain affiliations with certain of your major shareholders. Please revise this section to discuss any arrangements or understandings with major shareholders pursuant to which any director was selected as a director. Refer to Item 6.A.5 of Form 20-F. In this regard, we note your disclosure in the “Terms of directors and executive officers” section on page 141. To the extent any director has been selected pursuant to such arrangements or understandings, please revise to clearly disclose such fact.

In response to the Staff’s comment, the Company has revised the disclosure on pages 149 and 150. In addition, the Company respectfully advises the Staff that, pursuant to the investors’ rights agreement, principal shareholders’ rights to nominate directors will terminate upon completion of the proposed offering. The Company has also made corresponding revisions to the disclosure on page 154.

Compensation of directors and executive officers, page 142

27.                              Please advise, with a view towards revised disclosure, whether you have disclosed or are required to disclose in the Cayman Islands or elsewhere (e.g. the PRC) the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F.

The Company respectfully advises the Staff that under the laws of the Cayman Islands, the place of its incorporation, and the PRC, the principal place of its business, the Company is not required to disclose, and has not disclosed, the compensation of its executive officers and directors on an individual basis for its most recently completed fiscal year.

Principal [and Selling] Shareholders, page 145

28.                               Please confirm that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

The Company respectfully advises the Staff that it has not yet determined whether there will be any selling shareholder in the proposed offering. As soon as it is confirmed that there will be selling shareholders, the Company will revise the draft Registration Statement to disclose such information if any selling shareholders are broker-dealers or affiliates of broker-dealers.

29.                               We note that different Qiming, GS and Ignition entities will own shares of your common stock. Please revise the selling shareholder section of the table to list each entity individually or, alternatively, revise footnotes 12, 13, and 14 to disclose how many shares each entity will be offering.

In response to the Staff’s comment, the Company has revised footnotes 12, 13 and 14 on pages 159 and 160 to disclose the number of shares owned by each Qiming, GS and Ignition entity.

The Company respectfully advises the Staff that it has not yet determined whether there will be any selling shareholder in the proposed offering. As soon as it is confirmed that there will be selling shareholders, the Company will revise the table in the “Principal and Selling Shareholders” section to list each selling entity and the number of shares it will be offering.

30.                               Refer to footnote 5. We note that Merrs. Kuang, Rieschel, Gan and Headley have disclaimed beneficial ownership of the shares owned by Qiming Group “except to the extent of their pecuniary interests therein.” Please note that for the purposes of Exchange Rule 13d-3(a) beneficial ownership is not determined based on pecuniary interest. Please revise footnote 5. Please also revise footnotes 6, 7, 11, 12, 13 and 14 accordingly.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that its beneficial ownership disclosure has been prepared in accordance with Rule 13d-3(a). However, in addition to providing disclosure in compliance with Rule 13d-3(a), the

Company believes that: (i) in cases where a board member is an appointee of a shareholder which is an entity, it is appropriate and necessary for such appointee to disclaim beneficial ownership except to the extent of his or her own individual pecuniary interest in that entity; and (ii) it is also appropriate for a natural person who holds ultimate voting and investment power with respect to a shareholder of the Company which is an entity, to disclaim beneficial ownership except to the extent of his or her own individual pecuniary interest in that entity. In the absence of such disclaimer language, the Company believes the disclosure would be incomplete and potentially misleading to investors.

31.                               Refer to footnote 9. Please revise to identify the natural or legal person or persons who control the shares held by Ctrip Investment Holdings Ltd. Refer to Item 7.A.3 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 159.

Related Party Transactions, page 149

32.                               Please confirm that all agreements with major shareholders have been filed as material contracts. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In this regard, we note that you have not filed the global affiliation agreement with Enterprise China, warrants issued to Crawford, or options issued to other major shareholders. Please advise.

In response to the Staff’s comment, the Company has revised the exhibit index and included (i) the global affiliation agreement with Enterprise China as Exhibit 10.4, and (ii) the warrant issued to Crawford for the purchase of up to 1,500,000 common shares as Exhibit 10.5. The Company confirms that, to the extent any rights of shareholders surviving this offering, all material agreements with shareholders have been filed as material contracts.

The Company respectfully advises the Staff that it is requesting confidential treatment for certain confidential portions of the global affiliation agreement with Enterprise China and these confidential portions will be filed separately with the Commission pursuant to Rule 406 under the Securities Act.

The Company respectfully advises the Staff that there is no separate agreement with respect to options granted to certain shareholders. Such options were granted pursuant to the Series C Share Purchase Agreement. As stated in the response to Comment 15, the Series C Share Purchase Agreement was entered into more than two years before this submission, and does not contain any major shareholder rights that will survive the proposed offering, except for those have been included in the investors’ rights agreement which has been filed as Exhibit 4.4 to the Registration Statement. In addition, the total number of common shares underlying options granted pursuant to the Series C Share Purchase Agreement is 377,000, which is not significant. The Series C Share Purchase

Agreement only contains major terms of such options, including grantees, vesting schedules and aggregate purchase prices, all of which have been disclosed on page 162 of the draft Registration Statement. Therefore, the Company believes the Series C Share Purchase Agreement is not a material contract for exhibit filing purpose pursuant to Item 601(b)(10) of Regulation S-K.

Other agreements with shareholders, page 152

33.                               Please revise this section throughout, to the extent applicable, to clarify where these agreements are memorialized. To the extent all of these agreements are contained in the investors’ rights agreement, please revise to clarify such fact or, alternatively, identify the governing agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 165, 166, 167 and 168 to clarify that all these agreements are documented in the investors’ rights agreement.

Information and Inspection Rights, page 153

34.                               Please expand the disclosure regarding any ongoing information and inspection agreements that will be in place post-offering to clarify what information is covered and whether these entities will have access to additional information than other shareholders will or if they will have access to information before other shareholders. We may have further comment upon reviewing your response. Please advise as to which agreements cover this and file any agreements.

The Company respectfully submits that, pursuant to the investors’ rights agreement, all information and inspection rights will terminate upon completion of the proposed offering. Therefore, the Company has removed the disclosure regarding information and inspection rights on page 165 of the revised draft Registration Statement.

Description of Share Capital, page 157

35.                               Please revise the second paragraph to clarify that, in connection with this offering, your issued and outstanding Class A, Series A, Series B, Series C, Series D and Series E preferred shares will be automatically converted into common shares and that, upon completion of this offering, no preferred shares will be issued and outstanding.

In response to the Staff’s comment, the Company has revised the disclosure on page 169.

Taxation, page 183

36.                              We note you are going to file Exhibits 8.1, 8.2 and 8.3 related to tax matters. If you intend to use short form opinions, and the prospectus discussion will serve as the opinions, as appears to be the case, please revise to remove the references to this section being a “summary.” We may have further comment when we see the submitted exhibit opinions.

In response to the Staff’s comment, the Company has revised the disclosure on page 198 to remove the references to this section being a “summary.”

In addition, the Company has filed the Exhibits 8.1, 8.2 and 8.3 for the Staff’s review.

PRC taxation, page 183

37.                               A general description of PRC taxation does not satisfy the requirement to provide an opinion on the material PRC tax consequences. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. Please have counsel revise this section to address and express a conclusion for each material PRC tax consequence. Counsel should clearly identify each material PRC tax consequence being opined upon, set forth counsel’s opinion as to each identified tax item, and set forth the basis for such opinion. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. If there is a lack of authority directly addressing the PRC tax consequence, conflicting authority or significant doubt about the PRC tax consequence, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. If such opinions are given, counsel should explain why it cannot give a “will” opinion and should describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of Staff Legal Bulletin No. 19. Please have counsel revise this section throughout accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 198 and 199.

38.                               Please have counsel delete the risk factor cross-references contained in the second, third and fourth paragraphs. Refer to Sections III.C.1 and III.C.4 of Staff Legal Bulletin No. 19 for guidance when counsel is unable to opine upon a material tax consequence or when opinions are subject to uncertainty.

In response to the Staff’s comment, the Company has revised the disclosure on pages 199 and 200.

Underwriting, page 190

39.                               We note the bracketed language indicating that there may be selling shareholders. If there are selling shareholders, please revise to indicate that the selling shareholders may be deemed underwriters.

The Company respectfully advises the Staff that it has not yet determined whether there will be any selling shareholder in the proposed offering. The Company confirms its understanding of the Staff’s requirement. As soon as it is confirmed that there will be selling shareholders, the Company will revise the draft Registration Statement to indicate, to the extent applicable, whether any of the selling shareholders may be deemed an underwriter.

Consolidated Statements of Comprehensive Loss, page F-5

40.                               We note your operations include revenues from car rental and car services and that you have presented separately net revenues from car rentals and services on the face of your consolidated statements of operations accordingly. Please be advised you are also required to state separately expenses applicable to rental income and costs of services to comply with US GAAP reporting requirements for public companies. Please revise accordingly.

The Company respectfully advises the Staff that car services provided by the Company, as compared to car rentals, in substance generate another type of rental income. In car services arrangements, customers make payments primarily in exchange for usage of the vehicles, and the Company provides supplementary chauffeured drivers as part of the rental package. In other words, car services arrangements are essentially car rental services with drivers. Accordingly, all expenses presented are related to rental income and separation requirement pursuant to S-X Rule 5-03.2 is not applicable.

In addition, the Company’s business and operation model renders it could not reasonably estimate and allocate costs and expenses into two revenue streams. As a result, the Company did not disclose separately expenses and costs relating to its car rentals and car services business.

As discussed on page 115 of the “Business” section, the Company is able to optimize its fleet utilization by cross-usage among fleets for car rentals and car services due to complementing demand cycles. The Company cross leverage vehicles between the car rental orders and car services orders. For example, the peak time of the Company’s car rentals, which primarily target individual customers, typically falls on weekends and public holidays, while the peak time of the Company’s car services, which primarily target corporate clients, typically falls on weekdays. In addition, the Company’s fleets for car rentals and car services are interchangeable serving either individual customers or corporate clients to a large extent.  In the event there is a strong demand for car services, the car rental fleet can be re-deployed to provide car services and vice versa. For example, more than half of the vehicles in the Company’s car services fleet had been used for car rentals in each of the fiscal years ended December 31, 2012 and 2013. In addition, when the Company launches any marketing campaign, the “eHi” brand as a whole is promoted as opposed to a specific line of business. Given the above reasons, the Company could not reasonably and reliably allocate most of its vehicle operating expenses such as depreciation expenses, vehicle insurance expenses, repair and maintenance, etc. into two revenue streams.

Additionally, payroll expenses (other than salaries relating to chauffeured car drivers), store expenses, maintenance center expenses, and other expenses such as IT infrastructure are also not tracked and allocated into each individual revenue stream as all direct service personnel and store locations support both the car rentals and car services businesses.

In light of the above reasons, the Company respectfully advises the Staff that it has not revised its disclosure to present separately costs and expenses relating to car rentals and car services. The Company has revised its disclosure on page 82 of the revised draft Registration Statement to indicate the reason that costs and expenses associated with car services have not been separately presented from car rental vehicle operating expenses.

Notes to the Financial Statements

41.                               Please revise your notes to the consolidated financial statements to include a footnote that describes your material related party transactions such as those beginning on page 149 including, but not limited to, the global affiliation agreement and transactions with Crawford and Ctrip. As part of your response to us and in your revised disclosure, please explain whether you will receive or pay any amounts to Enterprise China under the terms of the global affiliation agreement and discuss your accounting treatment for any referrals received or made under the terms of this agreement. We may have further comment upon reviewing your response.

In response to the Staff’s comments, the Company has revised the notes to consolidated financial statements on page F-42 to include a footnote to describe its related party transactions with each of Crawford and Ctrip. The Company respectfully advises the Staff that there were no other material related party transactions other than the ones disclosed in the revised draft Registration Statement. Additionally, certain contractual terms and clauses included in the agreements referenced, such as the establishment of certain joint committees and the license to use either party’s trademarks and logos, were not recognized as separate assets or liabilities as the benefits/costs created thereof did not meet the characteristics of assets or liabilities per FASB CON 6. As such, these terms were excluded from the Company’s related party transactions footnote in the revised draft Registration Statement.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

42.                               We note that you currently provide chauffeured car services primarily to your corporate clients and generally enter into long-term framework agreements with these corporate clients, pursuant to which your vehicles and chauffeur services are provided by different subsidiaries under separate contracts. In light of the materiality of the car service revenue, please tell us and revise your disclosure to indicate why vehicle operating expenses associated with this source of revenue have not been separately presented from car rental vehicle operating expenses in your consolidated statements of comprehensive loss. If you do not separately identify costs associated with these services and related contracts, please tell us what basis management uses to establish pricing and profitability for these contracts. We may have further comment upon reviewing your response.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not and could not reasonably and reliably estimate and allocate costs to car rentals and car services because the vehicles are interchangeably used, and most of the vehicle operating expenses are also common costs that support both business lines.  The Company has revised the disclosure on page 82 of the revised draft Registration Statement to indicate the reason that vehicle operating expenses associated with car services have not been separately presented from car rental vehicle operating expenses.

With respect to the basis management uses to establish pricing and measure profitability for these contracts, the Company respectfully advises the Staff that despite the long-term, multi-year framework agreements it entered into with corporate clients, pricing of car services are quoted and refreshed on a periodic basis (usually once a year).  Pricing is determined primarily based on management’s internal projected return on investments/return on capital, and is adjusted for factors such as vehicle models, service type, length of rental period, time and location of pickup and drop-off, projected labor costs, and prevailing market price for similar services. Operating costs such as store expenses, salaries for supporting staff, and other executory costs and operating expenses are not significant inputs when building the pricing model. Profitability is reviewed and measured by the entire Company as a whole as it is management’s objective to achieve higher vehicle utilization rate while continue gaining economies of scale on the shared costs. The Company views the entire vehicle fleet as one pool of assets that are cross-utilizable, and resources are continually allocated between business lines. Spending or budgeting decisions are not made by revenue streams i.e. car rentals and car services.

Reports that management reviews to determine overall profitability do not provide discrete cost information for car rentals and car services, and such reports are consistent with the information that the chief operating decision maker uses to allocate resources and to assess the performance of the business.

Segment Reporting, page F-16

43.                               We note from your segment disclosure your chief operating decision maker (CODM), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the company as a whole and hence, the company has only one reportable segment. Your Business section and MD&A related discussions however, suggest that car services, a material source of revenue, has a fleet of 1,000 vehicles, separate from the fleet of 10,500 vehicles utilized for car rentals, and utilizes over 1,000 trained drivers whose salaries appear to be identifiable. Furthermore, it appears that the car services fleet includes a higher percentage of premium vehicle models, which based on the information on page 66, have significantly higher RevPAC rates and entirely different pricing structures than the rental fleet. In this regard, it appears the two types of services yield different operating margins and have different economic characteristics. Please explain to us how the CODM evaluates profitability of the car services fleet as compared to car rentals and how expenses are allocated to the respective contracts. Include the information provided to the CODM to evaluate profitability for car services relative to the car rental business. Assuming discrete financial information is available, please provide us with your analysis supporting your conclusion car services and car rental are economically similar for which aggregation is appropriate. We may have further comment upon reviewing your response.

The Company respectfully advises the Staff that Company cross leverage vehicles between the car rental orders and car services orders. For example, more than half of the vehicles in the Company’s car services fleet had been used for car rentals in each of the fiscal years ended December 31, 2012 and 2013. The period-end fleet sizes of car rentals and car services were determined based on last orders assigned to the Company’s vehicles at the end of any given period, and there were no definitive assignment as to which vehicle were dedicated to which line of business. The Company has revised the disclosure on page 7 of the revised draft Registration Statement to provide clarity. The period-end fleet sizes of car rentals and car services are included in the revised draft Registration Statement to provide investors with information on the relative fleet sizes for the Company’s lines of businesses. They are not used in the calculation of RevPAC and fleet utilization rate.

In addition, as further elaborated in the Company’s response to Staff’s comment 40, the Company did not and could not reasonably and reliably estimate and allocate other vehicle operating expenses to either the car rentals or the car services business.

The Company respectfully advises the Staff that operating metrics such as RevPAC are calculable as revenue can be directly traced to individual orders. Pricing for car rentals and car services are not determined concurrently. However, when determining pricing, the following factors are considered by management: vehicle models, length of rental period, time and location of pickup and drop-off, projected labor costs (if applicable), and prevailing market price for similar services. As disclosed on page 16 of the revised draft Registration Statement, RevPAV is calculated by dividing the net revenues from car rentals or car services during a given period by the aggregate number of the days in which our fleet was in operation during the same period. Therefore, it reflects both the pricing as well as the fleet utilization rate. Car rentals and car services target largely different customers and have different market competition landscape. The car services include, among other things, driver services and therefore command higher fees than car rentals.

The Company respectfully advices the Staff that when the CODM reviews the Company’s profitability, car rentals and car services are reviewed and measured as a whole as costs are not tracked and allocated to each individual revenue stream. In fact, the two revenue streams are managed by the same management personnel subject to the same operational strategy, and there is no internal division of department by car rentals and car services. As part of the monthly financial statement information presented to the CODM, the following information is included:

(i) monthly consolidated balance sheets for the current and most recent seven quarters;

(ii) monthly consolidated income statements for the current quarter and the most recent seven quarters, including gross profit percentages measured by the Company as a whole;

(iii) a month-over-sequential-month, month-over-prior-year-month, quarter-over-sequential-quarter, and quarter-over-prior-year-quarter comparison of the consolidated income statement, including gross profit percentages measured by the Company as a whole.  There is no separate gross profit analysis for car rentals and car services;

(iv) a separate analysis of vehicle operating expense by category (e.g. vehicle-related depreciation expense, payroll-related expense, vehicle insurance expense, etc.), similar to the table on page 77 of the revised draft Registration Statement. The vehicle operating expense breakdown is consolidated and is not allocated or presented separately by car rentals and car services; and

(v) a monthly fleet size trend report for the current and most recent seven quarters. Fleet size is presented for all vehicles owned by the Company, and not separate into car rentals and car services.

It is management’s objective to achieve high vehicle utilization rate while continue gaining economies of scale and sharing costs. Therefore, such discrete financial information for each revenue stream is unavailable, and the CODM does not review profitability of car services separately from car rentals. Budgeting and operating decisions, including allocation of resources, are determined on the basis that the Company has one pool of vehicle fleet that can be used by both lines of businesses, and that the cost functions invested by the Company (such as store locations and direct service personnel) support both lines of businesses.

In light of the above, the Company respectfully advises the Staff that discrete financial information for car rentals and car services is not available and not used by the CODM.

9. Convertible Bonds, page F-25

10. Convertible Promissory Notes, page F-28

44.                               We note in connection with the second amendment the CB was accounted for as a capital transaction as all of the CB holders were also existing preferred shareholders and you recognized a deemed contribution of RMB16,750,848. We also note when the company finalized its negotiations in October 2013 with respect to the CB, 2013 Notes and Preferred Shareholders you recognized a deemed distribution to the CB holders of RMB21,124,835 and to the 2013 Note holders of RMB23,038,805 as a result of the conversion clause. Please tell us how such amounts were calculated and provide us with your computation as it is unclear from the information provided in your disclosures.

The Company respectfully advises the Staff that the calculations of deemed contribution and distribution that were recognized upon the various amendments (all of which were part of the broader equity restructuring) are as follows:

In connection with the second amendment, the Company and the CB holders agreed to extend the maturity of the US$18 million CB for an additional month and granted the Company a conversion option. The Company evaluated the change in terms and concluded that the second amendment should be treated as an extinguishment of the CB. ASC 470-50-40-2 requires that in debt extinguishment, the difference between the reacquisition price of debt (i.e. fair value of debt) and the net carrying amount of the extinguished debt shall be recognized as deemed contribution or distribution if the transaction was between related parties. The Company calculated the deemed contribution in the amount of RMB16.8 million based on the difference between the reacquisition price under the amended terms of the CB of US$19.6 million and the net carrying amount of the pre-amended CB of US$22.3 million on the date of extinguishment using the then-prevailing RMB/USD exchange rate of 6.1652.

Upon completion of negotiation in October 2013 among the Company, the CB and 2013 Notes holders who were also preferred shareholders, the parties modified the embedded conversion options so that both the CB and the 2013 Notes were convertible into Class A preferred shares as opposed to common shares of the Company.  Both CB and the 2013 Notes were converted immediately upon the execution of the amendment and the issuance of Class A preferred shares legally extinguished the CB and the 2013 Notes. The Company recognized the issuance of Class A preferred shares at fair value and determined the amount of deemed contribution/distribution based on the difference between the fair value of the Class A preferred shares and the carrying value of debt instrument pre-extinguishment. Specifically, for the CB, the difference between the 4,997,427 Class A preferred shares issued with a fair value of US$22.9 million and the CB carrying value of US$19.4 million, on the date of extinguishment using the then prevailing RMB/USD exchange rate of 6.1263, resulted in deemed distribution of RMB21.1 million recognized by the Company. Similarly, for the 2013 Notes, the difference between the 5,429,946 Class A preferred shares issued with a fair value of US$24.9 million and the 2013 Notes carrying value of US$21.1 million, on the date of extinguishment using the then prevailing RMB/USD exchange rate of 6.1263, resulted in deemed distribution of RMB23.0 million recognized by the Company.

11. Convertible Redeemable Preferred Shares, page F-30

45.                               Please revise the Redemption paragraph to indicate the specified percentage that holders of Class A, Series A, B, C, D and E Shares need to meet in order for the Company to redeem all of the respective outstanding Preferred Shares in that class or series.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-30.

Exhibit Index, page II-8

46.                               Please refile complete copies of Exhibits 4.5, 4.6 and 4.7. In this regard, we note that you have not filed all referenced schedules or exhibits.

The Staff’s comment is duly noted. The Company has re-filed complete copies of Exhibits 4.5 and 4.6 (which were previously filed as Exhibits 4.6 and 4.7), including all referenced schedules or exhibits.

The Company respectfully advises the Staff it has removed the previous Exhibit 4.5 (Series D Share Purchase Agreement) from the exhibit filing. The Series D Share Purchase Agreement does not contain any major shareholder rights that will survive this offering, except for those have been included in the investors’ rights agreement which has been filed as Exhibit 4.4 to the Registration Statement. In addition, the Series D Share Purchase Agreement was dated March 26, 2012, which was more than two years before this submission, and the Company believes it is not a material contract for exhibit filing purpose pursuant to Item 601(b)(10) of Regulation S-K.

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If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call Colin Sung, Chief Financial Officer of the Registrant, at +86-21-2890-1111 extension 8336 or Portia Ku of O’Melveny & Myers LLP at (650) 473-2630.

Sincerely,

/s/ Portia Ku

Portia Ku
of O’MELVENY & MYERS LLP

cc:                                                                                Ray Ruiping Zhang, Chief Executive Officer and Chairman, eHi Car Services Limited

Colin Sung, Chief Financial Officer, eHi Car Services Limited

Ke Geng, O’Melveny & Myers LLP

Alan Seem, Shearman & Sterling LLP

Shuang Zhao, Shearman & Sterling LLP

Dylan Tey, PricewaterhouseCoopers Zhong Tian LLP